Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2023.

As at 30.06.23
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	15,556

£m
Group equity
Called up share capital and share premium	4,325
Other equity instruments	13,759
Other reserves	(4,457)
Retained earnings	54,042
Total equity excluding non-controlling interests	67,669
Non-controlling interests	876
Total equity	68,545
Group indebtedness
Subordinated liabilities	11,019
Debt securities in issue	105,018
Total indebtedness	116,037
Total capitalisation and indebtedness	184,582
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	18,720
Performance guarantees, acceptances and endorsements	6,777
Total contingent liabilities	25,497
Documentary credits and other short-term trade related transactions	1,356
Standby facilities, credit lines and other commitments	380,197
Total commitments	381,553

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